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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                (AMENDMENT NO. 7)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                     WorldWater and Solar Technologies Corp.
                              (Name of the Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                    98155N106
                                 (CUSIP Number)

                            Joseph P. Bartlett, Esq.
                Greenberg Glusker Fields Claman & Machtinger LLP
                      1900 Avenue of the Stars, Suite 2100
                              Los Angeles, CA 90067
                                 (310) 201-7481
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  March 4, 2008
             (Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 98155N106


(1)      Name of Reporting Person

         David Gelbaum, Trustee, The Quercus Trust

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                       (A)   /X/
                                                                       (B)   / /

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

(6)      Citizenship or Place of Organization

         U.S.

                          (7)     Sole Voting Power
                                  -0-

Number of Shares          (8)     Shared Voting Power
Beneficially Owned                87,092,500
by Each Reporting
Person With               (9)     Sole Dispositive Power
                                  -0-

                          (10)    Shared Dispositive Power
                                  87,092,500

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         87,092,500

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                  / /

(13)     Percent of Class Represented by Amount in Row (11)
         32.7%(1)

(14)     Type of Reporting Person (See Instructions)
         IN

-------------------------
(1) Based on 266,194,387 shares of Common Stock outstanding, calculated in accordance with Rule 13D (see Item 5 for a more detailed explanation).


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CUSIP No. 98155N106

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Monica Chavez Gelbaum, Trustee, The Quercus Trust

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                      (A)    /X/
                                                                      (B)    / /

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

(6)      Citizenship or Place of Organization

         U.S.

                          (7)     Sole Voting Power
                                  -0-

Number of Shares          (8)     Shared Voting Power
Beneficially Owned                87,092,500
by Each Reporting
Person With               (9)     Sole Dispositive Power
                                  -0-

                          (10)    Shared Dispositive Power
                                  87,092,500

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         87,092,500

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                  / /

(13)     Percent of Class Represented by Amount in Row (11)
         32.7%(1)

(14)     Type of Reporting Person (See Instructions)
         IN

-------------------------
(1) Based on 266,194,387 shares of Common Stock outstanding, calculated in accordance with Rule 13D (see Item 5 for a more detailed explanation).


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CUSIP No. 98155N106

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         The Quercus Trust

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                       (A)   /X/
                                                                       (B)   / /

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

(6)      Citizenship or Place of Organization

         U.S.

                          (7)     Sole Voting Power
                                  -0-

Number of Shares          (8)     Shared Voting Power
Beneficially Owned                87,092,500
by Each Reporting
Person With               (9)     Sole Dispositive Power
                                  -0-

                          (10)    Shared Dispositive Power
                                  87,092,500

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         87,092,500

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)             / /

(13)     Percent of Class Represented by Amount in Row (11)
         32.7%(1)

(14)     Type of Reporting Person (See Instructions)
         OO

-------------------------
(1) Based on 266,194,387 shares of Common Stock outstanding, calculated in accordance with Rule 13D (see Item 5 for a more detailed explanation).


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CUSIP No. 98155N106

Item 1.  Security and Issuer

         Issuer:       WorldWater & Solar Technologies Corp.
                       200 Ludlow Drive
                       Ewing, NJ 08638

         Security:     Common Stock, par value $0.001 per share ("Common Stock")

         This Amendment No. 7 to Schedule 13D (this "Amendment No. 7") amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by The Quercus Trust, David Gelbaum and Monica Chavez Gelbaum (the "Reporting Persons") with the Securities and Exchange Commission on March 9, 2007 (the "Initial Schedule 13D"), as amended by Amendment No. 1 to Schedule 13D filed on March 21, 2007, Amendment No. 2 to
Schedule 13D filed on June 6, 2007, Amendment No. 3 to Schedule 13D filed on July 6, 2007, Amendment No. 4 to Schedule 13D filed on October 5, 2007, Amendment No. 5 to Schedule 13D filed on February 1, 2008, and Amendment No. 6 to Schedule 13D filed on February 15, 2008. Capitalized terms used in this Amendment No. 7 but not otherwise defined herein have the meanings given to them in the Initial Schedule 13D or prior amendments thereto.

         This Amendment No. 7 is being made to disclose material changes in the Reporting Persons' control and purpose of transaction in connection with the above security of the Issuer. Except as otherwise set forth herein, this Amendment No. 7 does not modify any of the information previously reported by the Reporting Persons in the Initial Schedule 13D or prior amendments thereto.

Item 4. Purpose of Transaction

         Except as set forth herein, the Reporting Persons do not have any plans or proposals which would relate to or result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. In addition, the individuals who the Reporting Persons have appointed to the board of directors of the Issuer, may, in their capacities as such, propose that the board of directors of the Issuer consider one or more of such actions from time to time.

         As previously disclosed in the Initial Schedule 13D and amendments thereto, the Reporting Persons purchased securities of the Issuer for investment purposes and retained their rights to modify their plans with respect to the transactions described therein, to vote, acquire or dispose of securities of the Issuer, and to formulate plans and proposals which could result in the occurrence of any such events, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, subject to applicable laws and regulations.

         As a result of the Reporting Persons' ongoing review and evaluation of the Issuer's prospects, business and operations, the Reporting Persons have begun to communicate and meet with Emcore Corp. ("Emcore"), another greater than 10% beneficial owner of the Issuer, and other members of the Issuer's board of directors, and may engage in further communications and meetings with Emcore and the management, board of directors and/or other shareholders of the Issuer. Such communications and meetings may relate to operational, strategic, financial or governance matters, including the composition of the Issuer's board of directors and management team and the taking of actions that the Reporting Persons and/or Emcore believe in their judgment will enhance shareholder value.


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CUSIP No. 98155N106

         The Reporting Persons believe that the Issuer should re-examine its strategic direction and business plans. Therefore, the Reporting Persons intend to seek changes to the Issuer's current senior management and board of directors. As part of such effort, the Reporting Persons and Emcore have, among other things, had discussions in relation to changing the Issuer's senior management with one another, with other members of the Issuer's board of directors, and with Mr. Quentin T. Kelly, the Issuer's chairman and chief executive officer.

         As a result of such discussions and in order to accomplish an orderly transition, Mr. Kelly has decided to retire from his position of chief executive officer of the Issuer effective March 20, 2008 or such later date as the Issuer's board of directors appoints an interim successor chief executive officer. Mr. Kelly, however, has in principle agreed to remain as the Issuer's chairman. The Issuer's board of directors will be meeting on March 20, 2008 to, among other things, consider appointing an interim chief executive officer.

         The Reporting Persons disclaim that a "group" (within the meaning of Section 13D(3) of the Securities Exchange Act of 1934) has been formed with Emcore or that the Reporting Persons have any beneficial ownership of the Issuer's securities beneficially owned by Emcore.

Item 5. Interest in Securities of the Issuer

         (a) As of the date of this Amendment No. 7, the Reporting Persons beneficially own 18,392,500 shares of Common Stock (a sum of their 9,392,500 shares of Common Stock and currently exercisable warrants to purchase up to 9,000,000 shares of Common Stock), representing 9.3% of the shares of Common Stock (based on the number of shares of Common Stock outstanding as reported on the Issuer's 10Q/A filed on 3/5/2008 and after giving effect to the exercise of said warrants).

             The Reporting Persons also own 19,700 shares of Series E Convertible Preferred Stock ("Series E"), convertible into 19,700,000 shares of Common Stock, and 20,000 shares of Series F Convertible Preferred Stock ("Series F"), convertible into 20,000,000 shares of Common Stock. With respect to Series E and Series F (collectively, the "Preferred Stock"), the Reporting Persons have the right to one vote for each share of Common Stock into which the Preferred Stock are convertible. Furthermore, the Reporting Persons own additional warrants to purchase up to 29,000,000 shares of Common Stock ("Additional Warrant"). As of the date of this Amendment No. 7, the Issuer has yet to file an Amendment to its Certificate of Incorporation authorizing issuance of a sufficient number of shares of Common Stock to allow for the conversion of the Preferred Stock and exercise of the Additional Warrant, but upon shareholder approval of such an Amendment, and the filing of the Amendment with the State of Delaware, these securities will be convertible into and/or exercisable for Common Stock. The Reporting Persons do not know when such events may occur.

             Therefore, based on the aforementioned voting power of the Preferred Stock and the possibility of the Preferred Stock and Additional Warrant becoming convertible or exercisable within 60 days, the Reporting Persons may be deemed beneficial owners of 87,092,500 shares of Common Stock (a sum of all of the derivative and non-derivative securities owned by the Reporting Persons described herein), representing 32.7% of the shares of Common Stock (based on the number of shares of Common Stock outstanding as reported on the Issuer's 10Q/A filed on 3/5/2008 and after giving effect to conversion and exercise of all of the Reporting Person's warrants and the Preferred Stock).

         (b) The Reporting Persons have shared voting and dispositive power with respect to 87,092,500 shares of Common Stock (see Item 5 for a more detailed explanation). Each of David Gelbaum and Monica Chavez Gelbaum, acting alone, has the power to exercise voting and investment control over shares of Common Stock beneficially owned by the Trust.

         (c) Since Amendment No. 6 to Schedule 13D filed on February 15, 2008, the Reporting Persons have not beneficially acquired any additional Common Stock.


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CUSIP No. 98155N106

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         (a) Pursuant to the Power of Attorney filed as Exhibit "B" to Amendment No. 1 to Schedule 13D filed on August 24, 2007 with respect to the issuer Emcore Corp., David Gelbaum has been appointed as Monica Chavez Gelbaum's Attorney-In-Fact.

Item 7.  Material to Be Filed as Exhibits

         Exhibit A: Agreement Regarding Joint Filing of Amendment No. 7 to
         Schedule 13D




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CUSIP No. 98155N106


SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.



Dated:  March 13, 2008               /s/ David Gelbaum
                                     -------------------------------------------
                                     David Gelbaum, Co-Trustee of The Quercus
                                     Trust



                                     /s/ David Gelbaum, as Attorney-In-Fact for
                                     -------------------------------------------
                                     Monica Chavez Gelbaum
                                     ---------------------
                                     Monica Chavez Gelbaum, Co-Trustee of The
                                     Quercus Trust



                                     /s/ David Gelbaum
                                     -------------------------------------------
                                     The Quercus Trust, David Gelbaum,
                                     Co-Trustee of The Quercus Trust


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CUSIP No. 98155N106


                                    EXHIBIT A

       AGREEMENT REGARDING JOINT FILING OF AMENDMENT NO. 7 TO SCHEDULE 13D
       -------------------------------------------------------------------



         The undersigned agree that the Amendment No. 7 to the Schedule 13D with respect to the Common Stock of WorldWater and Solar Technologies Corp. is a joint filing being made on their behalf.



Dated:  March 13, 2008               /s/ David Gelbaum
                                     -------------------------------------------
                                     David Gelbaum, Co-Trustee of The Quercus
                                     Trust



                                     /s/ David Gelbaum, as Attorney-In-Fact for
                                     -------------------------------------------
                                     Monica Chavez Gelbaum
                                     ---------------------
                                     Monica Chavez Gelbaum, Co-Trustee of The
                                     Quercus Trust



                                     /s/ David Gelbaum
                                     -------------------------------------------
                                     The Quercus Trust, David Gelbaum,
                                     Co-Trustee of The Quercus Trust


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